Shockwave Motors Inc.
Balance Sheets
(Unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Cash and cash equivalents	$ 452	$ 256
Total current assets	452	256
Roadster development costs	308,977	308,977
TOTAL ASSETS	$ 309,429	$ 309,233
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Accounts payable and accrued expenses	$ -	$ -
Total current liabilities	-	-
Commitments and contingencies	-	-
Common stock, par value $0.001, 100,000 shares authorized; 70,000 isseud and outstanding at December 31, 2018 and 2017	700	700
Additional Paid in Capital	357,184	351,727
Accumulated deficit	(48,455)	(43,194)
Total shareholders' deficit	309,429	309,233
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$ 309,429	$ 309,233